OD
2/23/13

PUBLIC

SECUR[redacted]SSION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 21 2013
19 REGISTRATIONS BRANCH

ANN ... ORT

13011425

PART III

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SEC FILE NUMBER
8- 51431

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Presidio Merchant Partners LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 California Street, Suite 1200
(No. and Street)

San Francisco (City) CA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roger W. Squier, CFO 415-449-2520
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA LLP
(Name – *if individual, state last, first, middle name*)

One Market, Spear Tower, Suite 1100 (Address) San Francisco (City) CA (State) 94105 (Zip Code)

CHECK ONE:

X Certified Public Accountant
O Public Accountant
O Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD
2/27/13

OATH OR AFFIRMATION

I, Roger W. Squier, Chief Financial Officer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Presidio Merchant Partners LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
O (c) Statement of Income (Loss).
O (d) Statement of Changes in Financial Condition.
O (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
O (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
O (g) Computation of Net Capital.
O (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
O (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
O (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
O (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
X (m) A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of San Francisco

Sworn (or affirmed) before me on this 15 day of February, 2013 by Roger Squier, that the statement above is true and correct.

Notary Public

ADRIANA IVAZIAN
Commission # 1987222
Notary Public - California
San Francisco County
My Comm. Expires Aug 4, 2016

Presidio Merchant Partners, LLC

Statement of Financial Condition
Year Ended December 31, 2012

FILED PURSUANT TO RULE 17a-15(e)(3) AS A PUBLIC DOCUMENT

The report accompanying these financial statements was issued by BDO USA, LLP, a Delaware limited liability partnership and the U.S. member of BDO International Limited, a UK company limited by guarantee.

BDO

Presidio Merchant Partners, LLC

Statement of Financial Condition

Year Ended December 31, 2012

FILED PURSUANT TO RULE 17a-15(e)(3) AS A PUBLIC DOCUMENT

Presidio Merchant Partners, LLC

Contents

BDO

Tel: 415-397-7900
Fax: 415-397-2161
www.bdo.com

One Market, Spear Tower
Suite 1100
San Francisco, CA 94105

Independent Auditor's Report

To the Managing Member of
Presidio Merchant Partners, LLC
San Francisco, California

Report on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of Presidio Merchant Partners, LLC (the Company) as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Presidio Merchant Partners, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

BDO USA, LLP

February 15, 2013

Statement of Financial Condition

Presidio Merchant Partners, LLC

Statement of Financial Condition

December 31, 2012

Assets		
Cash and cash equivalents	$	5,847,204
Accounts receivable, net		49,023
Due from related party		15,077
Prepaid expenses		20,451
Property and equipment, net		7,472
Total Assets	$	5,939,227
Liabilities and Members' Equity		
Liabilities:		
Deferred revenue	$	150,000
Accrued compensation		2,317,194
Due to related party		112,158
Accrued other		13,199
Total liabilities		2,592,551
Members' Equity		3,346,676
Total Liabilities and Members' Equity	$	5,939,227

See accompanying independent auditors' report and notes to financial statements.

1. The Company and Its Significant Policies

The Company

Presidio Merchant Partners LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company is also a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a non-clearing (introducing) broker and its operations consist primarily of providing investment banking advisory services. The Company is wholly owned by Presidio Financial Partners LLC (the Parent) doing business as The Presidio Group LLC.

Basis of Presentation

The accompanying statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Accounting Estimates

The preparation of the statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition and the reported amounts of revenues and expenses during the reporting.

Cash and Cash Equivalents

Cash consists of cash on hand and short-term investments with original maturities of three months or less. There are no withdrawal restrictions. At times, cash balances held at financial institutions were in excess of the Federal Deposit Insurance Corporation's insured limits; however, the Company primarily places its temporary cash with high-credit quality financial institutions. The Company has never experienced any losses related to those balances.

Fair Value of Financial Instruments

Assets and liabilities recorded at fair value in the statement of financial condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels which are directly related to the amount of subjectivity associated with the inputs to the valuation of these assets or liabilities are as follows:

Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date.

Level 2 - inputs other than quoted prices included within Level 1 that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.

Level 3 - unobservable inputs for the asset or liability only used when there is little, if any, market activity for the asset or liability at the measurement date.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

The Company has no assets or liabilities subject to recurring measurement at December 31, 2012.

The fair value of financial instruments, carried at cost in the balance sheet, including accounts receivable, and other accrued expenses, approximates the carrying amount, which is the amount for which these instruments could be exchanged in a current transaction between willing parties.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets that range from five to seven years. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to expense as incurred; significant renewals and betterments are capitalized.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets, including property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of by sale are reflected at the lower of their carrying amount or fair value less cost to sell. No impairment charge has been recorded to date.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes. Consequently, all tax effects of the Company's income or loss are passed through to the members of the Parent individually, and no federal or state income taxes are provided for in the statement of financial condition of the Company. The Company pays annual California and Texas franchise taxes and an annual California State Limited Liability Company Fee which is based upon annual revenues.

The Company follows the guidance in ASC 740 (Accounting for Uncertainty in Income Taxes). This guidance clarifies the accounting for uncertainty in income taxes, prescribes a recognition threshold and measurement attribute for the statement of financial condition recognition and measurement of a tax position taken or expected to be taken in a tax return and requires expanded tax disclosures. The Company has determined that the Company does not have a liability for uncertain tax positions or unrecognized benefits. Accordingly, no provision for taxes is made in the accompanying statement of financial condition.

2. Property and Equipment

Details of property and equipment at December 31, 2012 are as follows:

Computer hardware	$	11,932
Furniture and fixtures		67,882
Office and other equipment		37,658
Computer software		182,128
		299,600
Less accumulated depreciation and amortization		(292,128)
Property and equipment, net	$	7,472

3. Retirement Plans

The Company has a 401(K) plan that is available to all regular full-time employees. Employees become members and participants in the Plan upon meeting the plan's eligibility requirements. The Plan meets all the requirements of the Employee Retirement Income Security Act of 1974. For 2012, the Company accrued matching contributions of $62,674. There were no profit sharing contributions in the year.

4. Concentrations of Risk

Receivables

The Company's receivables are principally with companies in the United States of America. The Company performs ongoing credit evaluations and generally does not require collateral. Historically, the Company has not incurred any significant credit related losses.

5. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under subparagraph (k)(2)(i) and, therefore, maintains a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

6. Capital Contributions and Distributions

During the year, the Parent provided capital contributions to Presidio Merchant Partners, in the amount of $200,000.

The Company made cash distributions to the Parent at various times during the year totaling $1,500,000.

7. Related Party Transactions

Periodically, the Company has outstanding payables and receivables arising from transactions with related companies. As of December 31, 2012, the Company had a balance payable to Presidio Financial Partners, LLC of $112,158 and a receivable balance from Presidio Investors LLC of $15,077.

Pursuant to an expense sharing agreement entered into by the affiliates of Presidio Financial Partners LLC, the Company pays its allocated share of certain personnel and office expenses which include, among other things, rent, computer systems, telephones and supplies. These expenses are allocated to the Company based on the average number of people employed by the Company during the year.

8. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2012, the Company's net capital was $3,254,653, which was $3,081,816 above its net capital requirement of $172,837. The Company's aggregate indebtedness to net capital ratio was 0.7966 to 1.

9. Subsequent Events

In accordance with ASC 855 - Subsequent Events, the Company evaluated subsequent events for recognition and disclosure through February 15, 2013, the date which the statement of financial condition was available to be issued.

Management concluded that no other material subsequent events have occurred since December 31, 2012 through February 15, 2013, which was the actual date of issuance, which required recognition or disclosure in the Company's statement of financial condition accordance with ASC 855.